Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	Year-Ended December 31,

(unaudited)	2013	2012	2011	2010	2009

Earnings:
Income from continuing operations before income taxes	$(55,654)	$29,849	$76,730	$(68,356)	$(341,067)
Fixed charges	73,589	68,594	59,608	50,725	37,403

Earnings	$17,935	$98,443	$136,338	$(17,631)	$(303,664)

Fixed charges:
Rental expense	$6,081	$6,156	$5,722	$4,254	$4,454
Interest expense	67,508	62,438	53,886	46,471	32,949

Fixed charges	$73,589	$68,594	$59,608	$50,725	$37,403

Ratio of earnings to fixed charges	(a)	1.4x	2.3x	(a)	(a)

(a)	Earnings were inadequate to cover fixed charges for the years ended December 31, 2013, December 31, 2010 and December 31, 2009 by $55.7 million, $33.1 million and $266.3 million, respectively.